UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-39977

Baosheng Media Group Holdings Limited

East Floor 5

Building No. 8, Xishanhui

Shijingshan District, Beijing 100041

People’s Republic of China

+86-010-82088021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Resignation and Appointment of Directors

On May 12, 2026, Sheng Gong (“Mr. Gong”) resigned from his position as a director of the board of directors (the “Board”) of Baosheng Media Group Holdings Limited, a company incorporated under the laws of the Cayman Islands (the “Company”), effective upon the Board’s acceptance of such resignation. Mr. Gong’s resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On May 13, 2026, Jianhua Cheng (“Mr. Cheng”) resigned from his positions as a director and a member of each committee of the Board, effective upon the Board’s acceptance of such resignation. Mr. Cheng’s resignation was due to personal reasons and was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

On May 13, 2026, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Lei Cai (“Mr. Cai”) as a director of the Company, effective May 13, 2026, to fill the vacancy created by Mr. Gong’s resignation.

Mr. Cai received a bachelor’s degree in Engineering Management from Yangzhou University in 2008 and a master’s degree in Social Medicine and Health Service Management from Tianjin University in 2010. From 2010 to 2022, Mr. Cai worked at Mingda Jiahe (Tianjin) Co., Ltd. From 2023 to 2025, Mr. Cai worked at MD Local Global Limited, a United Kingdom company. Since 2026, Mr. Cai has worked at Zhejiang New Rabbit Technology Co., Ltd. Mr. Cai has experience with NEEQ and Nasdaq-listed companies and has experience in capital markets and corporate governance.

On May 13, 2026, the Company and Mr. Cai entered into a director appointment letter (the “Cai Appointment Letter”). Under the Cai Appointment Letter, Mr. Cai will receive annual cash compensation of nil and reimbursement of reasonable and properly documented expenses incurred in performing his duties, provided that such expenses are pre-approved by the Company. The Cai Appointment Letter also contains customary provisions relating to confidentiality, compliance with the Company’s policies and applicable laws, expenses, non-competition, and termination in accordance with the Company’s articles of association and applicable law and regulation. The foregoing summary of the Cai Appointment Letter does not purport to be complete and is qualified in its entirety by reference to the form of director appointment letter, a copy of which is filed as Exhibit 10.1 to this report.

On May 13, 2026, the Company entered into an indemnification agreement with Mr. Cai. Under the agreement, the Company agrees to indemnify Mr. Cai to the fullest extent permitted by applicable law against certain liabilities and expenses incurred in connection with proceedings arising out of his service as a director or officer of the Company or, at the Company’s request, another entity. The agreement also provides for advancement of expenses, subject to certain conditions, and contains customary exceptions and limitations on indemnification. The foregoing summary of the indemnification agreement does not purport to be complete and is qualified in its entirety by reference to the form of indemnification agreement, which is incorporated by reference as Exhibit 10.2 to this report.

There is no family relationship that exists between Mr. Cai and any directors or executive officers of the Company. In addition, there are no arrangements or understandings between Mr. Cai and any other persons pursuant to which he was elected to the Board and there are no related party transactions between the Company and Mr. Cai that would require disclosure under Item 404(a) of Regulation S-K.

On May 13, 2026, upon the recommendation of the Nominating and Corporate Governance Committee of the Board, the Board appointed Jian Zhang (“Mr. Zhang”) as a director of the Company, a member of the Audit Committee, the chair of the Compensation Committee, and a member of the Nominating and Corporate Governance Committee, effective May 13, 2026, to fill the vacancies created by Mr. Cheng’s resignation.

Mr. Zhang graduated from Liaoning Finance Vocational College in 2007 with a major in Securities Investment and Management. Since March 2023, Mr. Zhang has served as the chairman of Shenzhen Zhongying Ruizhi Enterprise Management Co., Ltd., which provides services to companies listed on the Hong Kong and U.S. stock exchanges and companies preparing for initial public offerings. Its services cover multiple core areas of the capital markets, including refinancing, mergers and acquisitions, PIPE financing, investor relations management, equity structure design and optimization, compliance and disclosure consulting. Through this experience, Mr. Zhang has accumulated practical experience in cross-border capital markets transactions, corporate governance and long-term value management of listed companies.

On May 13, 2026, the Company and Mr. Zhang entered into a director appointment letter (the “Zhang Appointment Letter”). Under the Zhang Appointment Letter, Mr. Zhang will receive annual cash compensation of nil and reimbursement of reasonable and properly documented expenses incurred in performing his duties, provided that such expenses are pre-approved by the Company. The Zhang Appointment Letter also contains customary provisions relating to confidentiality, compliance with the Company’s policies and applicable laws, expenses, non-competition, and termination in accordance with the Company’s articles of association and applicable law and regulation. The foregoing summary of the Zhang Appointment Letter does not purport to be complete and is qualified in its entirety by reference to the form of director appointment letter, a copy of which is filed as Exhibit 10.1 to this report.

On May 13, 2026, the Company entered into an indemnification agreement with Mr. Zhang. Under the agreement, the Company agrees to indemnify Mr. Zhang to the fullest extent permitted by applicable law against certain liabilities and expenses incurred in connection with proceedings arising out of his service as a director or officer of the Company or, at the Company’s request, another entity. The agreement also provides for advancement of expenses, subject to certain conditions, and contains customary exceptions and limitations on indemnification. The foregoing summary of the indemnification agreement does not purport to be complete and is qualified in its entirety by reference to the form of indemnification agreement, which is incorporated by reference as Exhibit 10.2 to this report.

There is no family relationship that exists between Mr. Zhang and any directors or executive officers of the Company. In addition, there are no arrangements or understandings between Mr. Zhang and any other persons pursuant to which he was elected to the Board and there are no related party transactions between the Company and Mr. Zhang that would require disclosure under Item 404(a) of Regulation S-K.

Incorporation by Reference

This report, including Exhibits 10.2 and 10.2 hereto, shall be deemed to be incorporated by reference into the registration statement on Form F-3 (File No. 333-273720) of the Company, as amended, and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Form of Director Appointment Letter
10.2	Form of Indemnification Agreement with the Registrant’s directors and officers (incorporated herein by reference to Exhibit 10.2 to our registration statement on Form F-1 (File No. 333-239800), as amended, initially filed with the SEC on July 10, 2020)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Baosheng Media Group Holdings Limited

By:	/s/ Lina Jiang
Name:	Lina Jiang
Title:	Chairwoman of the Board and Chief Executive Officer

Date:	May 18, 2026